Filed pursuant to Rule 433

May 18, 2020

Relating to

Preliminary Prospectus Supplement dated May 18, 2020 to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-03

Duke Energy Ohio, Inc.
$400,000,000 First Mortgage Bonds, 2.125% Series, Due June 1, 2030

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc. (the “Issuer”)

Trade Date:	May 18, 2020

Settlement Date:	May 21, 2020 (T+3)

Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)

Security Description:	First Mortgage Bonds, 2.125% Series due June 1, 2030 (the “Bonds”)

Principal Amount:	$400,000,000

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2020

Maturity Date:	June 1, 2030

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Yield:	0.732%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	2.132%

Coupon:	2.125%

Price to Public:	99.937% per Bond, plus accrued interest, if any, from May 21, 2020

Redemption Provisions:

At any time before March 1, 2030 (which is the date that is three months prior to the maturity date of the Bonds (the “Par Call Date”)), the Bonds will be redeemable in whole or in part, at the Issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed that would be due if the Bonds matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, the date of redemption.

At any time on or after the Par Call Date, the Bonds will be redeemable in whole or in part, at the Issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN:	26442E AH3 / US26442EAH36

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Co-Managers:	KeyBanc Capital Markets Inc. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or PNC Capital Markets LLC toll-free at (855) 881-0697.

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